UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check one): [ ] Form 10-KSB  [X] Form 10-QSB  [ ] Form 11-K  [ ] Form N-SAR

         For Period Ended: September 30, 2005

         [ ] Transition Report on Form 10-K and Form KSB
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q and Form 10-QSB
         [ ] Transition Report on Form N-SAR
         For the transition period ended _______________________________________


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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full name of registrant: Splinex Technology Inc.

Former name if applicable:

Address of principal executive office (Street and Number):
550 West Cypress Creek Road, Suite 410

City, State and Zip Code:  Ft. Lauderdale, Florida 33309

PART II- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets If Needed.)

      The Company could not complete the Form 10-QSB within the prescribed time because of additional time required by the Company's management to provide certain information to be included in the report.

      The Company could not complete its periodic report on Form 10-QSB within the prescribed time because the Company's facilities were directly affected by Hurricane Wilma. As a result of office closures in preparation for the hurricane and loss of electricity caused by the hurricane, all of the Company's facilities located in Ft. Lauderdale, Florida were closed from October 28, 2005 through November 6, 2005. This closure, and the other damage caused by the hurricane, including, for example, damage to the transportation, utilities and communication infrastructures in Ft. Lauderdale and surrounding areas, made it impossible for Company personnel to (i) report to work, (ii) gain access to corporate records and equipment required to close the Company's quarter ended September 30, 2005 and iii) prepare the Company's report on Form 10-QSB between October 28, 2005 and November 6, 2005.

PART IV- OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

            Gerard Herlihy              (954)660-6565
            --------------      ----------------------------
                (Name)          (Area Code)(Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                [ ] Yes [X] No

            The Company's Current Report on Form 8-K, to be filed on or about November 15, 2005 with respect to (1) the termination of two employment agreements between the Company and two of its executive officers, Michael Stojda, the Company's chief executive officer, president and director, and Christian Schormann, the Company's vice president, and (2) the termination of the employment and removal as a director of Michael Stojda and resignation of Christian Schormann, and (3) the appointment of Gerard Herlihy as the Company's president, was due on September 7, 2005.


      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [X] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company's auditors have not completed their review of the financial statements for the quarter and six months ended September 30, 2005, but the Company expects that the financial statements will report the following results. The Company's expects to report net losses of $1,055,730 and $1,791,703, for the three months and six months ended September 30, 2005 ("fiscal 2006 periods"), respectively, compared to reported net losses of $733,911 and $1,487,975 for the three months and six months ended September 30, 2004 ("fiscal 2005 periods"), respectively. The Company's increase in net losses for the three and six months ended September 30, 2005 were primarily due to increased sales and marketing and research and development expenses during the quarter ending June 30, 2005, and severance expenses incurred during the three months ended September 30, 2005. The Company expects to report severance expenses during the three and six-month periods ended September 30, 2005 of $404,960 pursuant to the terms of employment agreements with certain executives.


                             Splinex Technology Inc.
                             -----------------------
                  (Name of Registrant as Specified in Charter)

      has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


      Dated: November 15, 2005                         BY: /s/ Gerard Herlihy
                                                           ------------------
                                                       Gerard Herlihy, President